UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Ultralife Batteries, Inc.
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    4,419,542 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                4,419,542 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,419,542 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.4%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       25,815
Shares
Beneficially  8 Shared Voting Power
Owned by        4,419,542
Each
Reporting     9 Sole Dispositive Power
Person          25,815
With
             10 Shared Dispositive Power
                4,419,542

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,445,357

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,419,542 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,419,542 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,419,542

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.4%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 7 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on June 7, 2006 relating to the Common Stock of Ultralife Batteries, Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the
Schedule 13D, as previously amended, remains unchanged.

Item 4.  Purpose of Transaction

On February 26, 2007, Bradford T. Whitmore spoke with Mr.
John Kavazanjian, the CEO of the Company, and expressed his desire to become a member of the Board of Directors of the Company. The Company has advised Mr. Whitmore that it is considering his candidacy.

Although Mr. Whitmore does not presently have any other plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this Item 4, it is possible that, if elected, during the course of his board service he may encourage the Board and the Company to pursue one or more such actions.

The Filers may, depending on market conditions and other factors they deem material, purchase additional shares of Common Stock or dispose of all or a portion of the Shares that they now own or any shares of Common Stock they may hereafter acquire.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
4,419,542 shares of Common Stock, representing approximately 29.4% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 4,419,542 shares of Common Stock, or 29.4% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed beneficial owner of 4,419,542 shares of Common Stock, and 25,815 shares of Common Stock as direct beneficial owner, or 29.6% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
4,419,542 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
4,419,542 Shares
sole voting power 25,815 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
4,419,542 Shares

Page 6 of 7 Pages


SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: March 2, 2007

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President